Exhibit (a)(7)

Scotia Capital Inc.

40 King Street West, 66th floor

Box 4085, Station “A”

Toronto, Ontario

Canada M5W 2X6

February 23, 2014

The Board of Directors

Augusta Resource Corporation

#555-999 Canada Place

Vancouver, BC, V6C 3E1

To the Board of Directors:

Scotia Capital Inc. (“Scotia Capital”) understands that HudBay Minerals Inc. (“Hudbay” or the “Offeror”) has commenced an offer (the “Offer”) to purchase all of the issued and outstanding common shares (the “Shares”) of Augusta Resource Corporation (“Augusta”) that it does not currently own on the basis of 0.315 of a common share of Hudbay for each Share, upon the terms and subject to the conditions set forth in the offer to purchase contained in the take-over bid circular (the “Circular”) of the Offeror dated February 10, 2014, and the related Letter of Transmittal and Notice of Guaranteed Delivery (together with the Circular, the “Offer Documents”).

You have asked for our opinion (the “Opinion”) as to whether the consideration offered pursuant to the Offer is adequate, from a financial point of view, to the holders of the Shares, other than Hudbay and its affiliates.

Scotia Capital was engaged as financial advisor to the board of directors (the “Board”) of Augusta in connection with the Offer and will receive a fee for its services, including delivery of this Opinion.  Other than 1832 Asset Management L.P., neither Scotia Capital nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Augusta or Hudbay or any of their respective associates or affiliates. Subject to the following, there are no understandings, agreements or commitments between Scotia Capital and Augusta, Hudbay or any of their respective associates or affiliates with respect to any future business dealings.  Scotia Capital is currently a lender to Hudbay and has in the past provided and may in the future provide, in the ordinary course of business, traditional banking, financial advisory or investment banking services to Augusta, Hudbay or any of their respective associates or affiliates.

Scotia Capital acts as a trader and dealer, both as principal and agent, in the financial markets in Canada, the United States and elsewhere and, as such, it and Scotiabank, may have had and may have positions in the securities of Augusta, Hudbay or any of their respective associates or affiliates from time to time and may have executed or may execute transactions on behalf of such companies or clients for which it receives compensation.  As an investment dealer, Scotia Capital conducts research on securities and may, in the ordinary course of business, provide research reports and investment advice to its clients on investment matters, including with respect to Augusta, Hudbay or any of their respective associates or affiliates, or with respect to the Offer.

In arriving at our Opinion, Scotia Capital has, among other things: (i) reviewed certain publicly available business and historical financial information relating to Augusta and Hudbay; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of Augusta that were provided to us by Augusta and not publicly available, including financial forecasts and estimates prepared by management of Augusta; (iii) conducted discussions with members of the senior management of Augusta concerning the business and financial prospects of Augusta; (iv) conducted discussions with Augusta’s legal counsel; (v) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (vi) compared the financial terms of the Offer with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vii) reviewed current and historical market prices of the common shares of Augusta and common shares of Hudbay; (viii) reviewed the Offer Documents; (ix) reviewed a draft of the Directors’ Circular of Augusta, dated February 23,

2014, relating to the Offer; (x) taken into consideration that Augusta is conducting a process to investigate all potential strategic alternatives that may enhance shareholder value; and (xi) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.

In connection with our review, with your consent, we have not assumed any responsibility for independent verification of any of the information reviewed by us for the purpose of this Opinion and have, with your consent, relied on such information being complete and accurate in all material respects or, in the case of forecasts, projections and estimates of Augusta, relied on such information having been prepared using the assumptions identified therein, which assumptions were at the time of preparation reasonable in the circumstances.  In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Augusta or its subsidiaries, nor have we been furnished with any such evaluation or appraisal. We have not prepared a formal valuation of Augusta and have not been engaged to review any legal, tax or accounting aspects of the Offer.  With respect to the financial forecasts and estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Augusta management as to the future performance of Augusta.

Senior officers of Augusta have represented to us in a certificate dated as of the date hereof, among other things, that (i) the information and data, other than forecasts, projections and estimates (the “Information”) provided to us by or on behalf of Augusta in respect of Augusta and its subsidiaries or affiliates in connection with the Offer was, at the date such Information was prepared, true, complete and accurate in all material respects, and did not contain any untrue statement of a material fact and did not omit to state a material fact necessary to make the Information not misleading in the light of circumstances in which it was presented and that (ii) there have been no changes in any material facts or new material facts since the dates of the Information which have not been disclosed to us or updated by more current information not provided to us which would have or which would reasonably be expected to have a material effect on the Opinion.

Our Opinion is necessarily based on financial, monetary, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  Events occurring after the date hereof may affect this Opinion and the assumptions used in preparing it.  We do not assume any obligation to update, revise or reaffirm this Opinion and we expressly disclaim any such obligation.  Additionally, we do not express any opinion as to the prices at which the Shares will trade at any time.

Our Opinion is for the use and benefit of the Board, and may not be used for any other purpose or published without the prior written consent of Scotia Capital, provided that this Opinion may be included in the Directors’ Circular of Augusta responding to the Offer.  Our Opinion does not address the relative merits of the Offer as compared to other business strategies or transactions that might be available to Augusta or in which Augusta might engage. Our Opinion does not constitute a recommendation as to whether or not any holder of the Shares should tender to the Offer.  Our Opinion has been approved by an opinion committee of Scotia Capital.

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion that, as of the date hereof, the consideration offered pursuant to the Offer is inadequate, from a financial point of view, to the holders of the Shares other than HudBay and its affiliates.

Yours very truly,

SCOTIA CAPITAL INC.